International Aluminum Corporation
767 Monterey Pass Road	Phone:	(323) 264-1670
Monterey Park, CA 91754	Fax:	(323) 260-7605

February 23, 2005

Mr. Rufus Decker, Accounting Branch Chief

Division of Corporation Finance

Securities And Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0510

                Re:  International Aluminum Corporation,  File No. 1-7256

Dear Mr. Decker:

This letter responds to your letter addressed to Mr. Cornelius C. Vanderstar of International Aluminum Corporation, dated January 26, 2005.  Your letter requests supplemental information relating to the review by your staff of our Form 10-K for the fiscal year ended June 30, 2004 and our Form 10-Q for the quarter ended September 30, 2004.

Cover Page

2.     In future filings, we will correct the disclosure on the Cover Page of all Form 10-Ks to disclose the market value of shares held by non-affiliates as of the last business day of our most recently completed second quarter.  As of December 31, 2003, such value was $63,139,110.

Employees,  page 3

3.     In future Form 10-Ks, we will disclose which of our employees are covered by collective bargaining agreements.

Item 9A, Controls and Procedures,  page 7

4.     In future Form 10-Ks, we will state that the evaluation date was as of the end of the period covered by the report.  This change was already implemented in our Form 10-Q for the first quarter ended September 30, 2004 (see page 11) and Form 10-Q for the second quarter ended December 31, 2004 (see page 12).

Letter to Shareholders

5.     In future Annual Reports, we will state the source of market data where appropriate.

Significant Changes in Results of Operations,  page 4

6.     In future Form 10-Ks, and as already implemented in our Form 10-Q for the quarter ended December 31, 2004 (see pages 9 - 11), we will structure our comments by segment and discuss in greater detail the business reasons for the changes between periods.  We also will quantify the amount of the change attributable to each business reason where appropriate.

Liquidity and Capital Resources,  page 6

7.     We were aware of this requirement, but excluded the table on the basis that the only applicable amounts relate to operating lease commitments for real estate, which are insignificant in amount and already disclosed in the Commitments note on page 15.  We will include a table of contractual obligations in the future if there are significant contractual obligations to be disclosed under Item 303(a)(5).

Note 1,  Significant Accounting Policies and Procedures,  page 13

8.     In future Form 10-Ks, and as implemented in our Form 10-Q for the quarter ended December 31, 2004 (see page 9, General Overview, paragraph 2), we will include a description of the type of costs included in Cost of Goods Sold, including specific mention of in-bound freight, purchasing, receiving, inspection, warehousing and distribution costs as appropriate.

Revenue Recognition,  page 13

9.     In future Form 10-Ks, we will specifically disclose that our shipping terms are FOB shipping point.  Our sales agreements and practices are consistent with FOB shipping point.  Our sales agreements do not contain right of inspection or acceptance provisions, and we do not replace goods that are damaged or lost in transit.

Stock Based Compensation,  page 14

10.  We were aware of this requirement, but did not include the earnings reconciliation, earnings per share reconciliation or other disclosures since there would have been no impact on current earnings or earnings per share had compensation cost been determined based on the fair value at the grant dates as prescribed by SFAS 123.  In future Form 10-Ks, and as implemented in the Form 10-Q for the quarter ended December 31, 2004 (see page 7) we will include additional disclosure that clarifies that there would have been no impact.  Of course, we also will include the earnings reconciliation and the other disclosures in the future if there are stock awards that would create a difference in reportable earnings or earnings per share under the fair value method.

Note 2,  Balance Sheet Components,  page 14

11.  In future Form 10-Ks, we will break out two additional components:  Office Equipment/Computers and Vehicles.  The remaining Machinery and Equipment, while having a broad range of useful lives, cannot logically be broken down into smaller components since the remaining balance is Production Equipment with varying useful lives.

Note 6,  Earnings Per Share,  page 16

12.  In future Form 10-Ks, and as implemented in the Form 10-Q for the quarter ended December 31, 2004 (see page 7), we will disclose the securities that could potentially dilute basic EPS but were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 10,  Segment Information,  page 18

13.  We were aware of this requirement, but did not include tax expense for each segment as it was not applicable.  The Company evaluates performance based on operating income or loss before the allocation of corporate overhead, interest or taxes.  Taxes are not calculated on an individual entity or segment basis.

Form 10-Q

14.  Form 10-K comments that also relate to the Form 10-Q have been addressed in each comment above.

In addition to the foregoing, the Company acknowledges that it:

•                  is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  is informed of the staff’s position that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  is informed of the staff’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe this fully addresses each of your comments and fulfills your requests for supplemental information.  If you or your staff have further questions, please contact the undersigned.

Sincerely,

INTERNATIONAL ALUMINUM CORPORATION

Mitchell K. Fogelman

Sr. Vice President — Finance